EXHIBIT 99.2


                               February 5, 1997





Patina Oil & Gas Corporation
Suite 2000
1625 Broadway
Denver, Colorado  80202

Gentlemen:

         In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 1996, to the Patina Oil & Gas Corporation (Patina) interest in certain oil and gas properties located in Colorado. As requested, lease and well operating costs do not include the per-well overhead expenses allowed under joint operating agreements for those properties operated by Patina. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

         As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the Patina interest, as of December 31, 1996, to be:

                                          Net Reserves                             Future Net Revenue
                              ------------------------------------     ----------------------------------------
                                   Oil                  Gas                                     Present Worth
      Category                 (Barrels)               (MCF)                  Total                at 10%
---------------------------   ---------------     ----------------     -----------------     ------------------
Proved Developed
    Producing                     12,971,418          206,872,544         $  824,044,600         $ 500,440,700
    Non-Producing                  2,827,690           35,904,440            156,219,400            81,966,600
Proved Undeveloped                 6,676,152           53,882,147            188,602,900            66,389,200
                              ---------------     ----------------     -----------------     ------------------

       Total Proved               22,475,260          296,659,131         $1,168,866,900         $ 648,796,500

         The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

         As shown in the Table of Contents, this report includes summary projections of reserves and revenue for each reserve category along with one-line summaries of reserves, economics, and basic data by lease. For the purposes of this report, the term "lease" refers to a single economic projection.

         The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

         Future gross revenue to the Patina interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

         For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment nor the cost of abandoning the properties.

         Oil prices used in this report are based on a December 31, 1996 West Texas Intermediate posted price of $24.25 per barrel, adjusted by lease for gravity, transportation fees, and regional posted price differentials. Gas prices used in this report are the average December 1996 prices for each pipeline. Oil and gas prices are held constant in accordance with SEC guidelines.

         Lease and well operating costs are based on operating expense records of Patina. For non-operated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease and field level costs. Headquarters general and administrative overhead expenses of Patina are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

         We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the Patina interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Patina receiving its net revenue interest share of estimated future gross gas production.

         The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

         In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

         The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Patina Oil & Gas Corporation and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                            Very truly yours,


                                            /S/ CLARENCE NETHERLAND
                                           -------------------------------
                                           Netherland Sewell & Associates, Inc.




RKG:HAY